EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country
Attainment Holdings Limited (“Attainment”)	British Virgin Islands

Luck Loyal International Investment Limited (“Luck Loyal”) (1)	Hong Kong

Shenzhen YuePengCheng Motor Co., Ltd. (2)	People’s Republic of China

(1)	This company is a wholly-owned subsidiary of Attainment.
(2)	This company is a wholly-owned subsidiary of Luck Loyal.